SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

Worldwater and Solar Technologies Corp.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title and Class of Securities)

98155N106
(CUSIP Number)

Keith J. Kosco, Esq. Chief Legal Officer & Secretary EMCORE Corporation 10420 Research Road SE Albuquerque, NM 87123 (505) 332-5044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98155N106	Schedule 13D
1		NAME OF REPORTING PERSONS EMCORE Corporation 22-2746503
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
	7	SOLE VOTING POWER 31,979,010
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 31,979,010
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,979,010
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14		TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS

CUSIP No. 98155N106	Schedule 13D

Item 1.  Security and Issuer.

This Amendment No. 2 to the statement on Schedule 13D being filed by EMCORE Corporation, a New Jersey corporation (“EMCORE”), amends Items 2, 5, 6 and 7 of the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 8, 2006 and amended by Amendment No. 1 filed on March 14, 2008, which relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of WorldWater & Solar Technologies Corporation, a Delaware Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 200 Ludlow Drive, Ewing Business Park, Ewing, New Jersey 08638.

Item 2.  Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

This Schedule 13D is being filed by EMCORE. EMCORE is a leading provider of compound semiconductor-based components and subsystems for the broadband, fiber optic, satellite and terrestrial solar power markets. EMCORE’s principal executive and business office is located at 10420 Research Road SE, Albuquerque, New Mexico 87123.

The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of EMCORE is set forth on Schedule A, which is incorporated by reference herein.

During the past five years neither EMCORE nor, to the best of its knowledge, any of the other persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           As of the date hereof, by virtue of its ownership of 2,892,857 shares of Series D Convertible Preferred Stock of the Issuer (“Series D Stock”) and 305,044 warrants to purchase 305,044 shares of Series D Stock, EMCORE may be deemed to beneficially own a total of 31,979,010 shares of Common Stock representing 16.5% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as of May 14, 2008 and after giving effect to the conversion of all of the Tranche A Shares remaining after the Transaction (as defined below) and the exercise of all of the Tranche A Warrants remaining after the Transaction).  Upon consummation of the Tranche B Closing (if such closing is consummated), by virtue of its ownership of 4,523,810 shares of Series D Stock and 468,139 warrants to purchase 468,139 shares of Series D Stock, EMCORE will be deemed to beneficially own a total of 49,919,490 shares of Common Stock representing 25.8% of the shares of Common Stock (based on the number of shares of Common Stock outstanding as of May 14, 2008 and after giving effect to the conversion of all of the Tranche A Shares remaining after the Transaction and the Tranche B Shares and the exercise of all of the Tranche A Warrants remaining after the Transaction and the Tranche B Warrants).

(b)           EMCORE has the sole voting and dispositive power with respect to the 2,892,857 shares of Series D Stock and 305,044 warrants to purchase 305,044 shares of Series D Stock held by it.

(c)           Except as described below, no transactions in the shares of Common Stock were effected by EMCORE during the past 60 days.

Pursuant to the terms of a Securities Purchase Agreement, between EMCORE and The Quercus Trust, dated as of June 27, 2008 (the “Securities Purchase Agreement”), EMCORE agreed to sell to The Quercus Trust, of which David Gelbaum is the trustee, an aggregate of 2,000,000 shares of Series D Stock and 200,000 warrants to purchase 200,000 shares of Series D Stock for an aggregate purchase price of $13,080,000 in a private transaction (the “Transaction”).  The sale of the securities will occur through two closings with one-half of the shares of Series D Stock, the warrants to purchase Series D Stock and the aggregate purchase price being delivered at each closing.  The first closing occurred on June 27, 2008 and, pursuant to the Securities Purchase Agreement, the second closing will occur prior to July 31, 2008.  The information contained in this Amendment No. 2 to Schedule 13D regarding the beneficial ownership by EMCORE gives effect to the full performance of the Securities Purchase Agreement.

(d)           Not applicable.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information in Item 5(c) regarding the Securities Purchase Agreement, which is filed as Exhibit 6 to the Schedule 13D, is incorporated by reference into this Item 6.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description
6
Securities Purchase Agreement, between EMCORE Corporation and The Quercus Trust, dated as of June 27, 2008 (filed as Exhibit 10.1 to this Schedule 13D/A as filed with the Securities and Exchange Commision on July 3, 2008.)

CUSIP No. 98155N106	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2008	EMCORE CORPORATION By: /s/ Keith J. Kosco, Esq. Name: Keith J. Kosco, Esq. Title: Chief Legal Officer & Secretary

CUSIP No. 98155N106	Schedule 13D

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF EMCORE

The following sets forth the name, business address, present principal occupation or employment and citizenship of each executive officer and director of EMCORE. The business address of EMCORE is 10420 Research Road SE, Albuquerque, New Mexico 87123. The business address of each such person is 10420 Research Road SE, Albuquerque, New Mexico 87123. Unless otherwise indicated, each such person is a citizen of the United States of America. Unless otherwise indicated, each occupation set forth beside an individual’s name refers to employment with EMCORE.

Name	Principal Occupation	Name and address of organization in which such occupation is conducted	Citizenship
Reuben F. Richards Jr.	Executive Chairman and Chairman of the Board
Hong Q. Hou, Ph.D.	President, Director and Chief Executive Officer
Adam Gushard	Interim Chief Financial Officer
John Iannelli, Ph.D.	Chief Technology Officer
Keith J. Kosco	Secretary and Chief Legal Officer
Thomas J. Russell, Ph.D.	Chairman Emeritus
Robert Bogomolny (Director)	President, University of Baltimore	University of Baltimore, 1420 N. Charles St., Baltimore, MD 21201
Charles Scott (Director)	Chairman of William Hill plc.	William Hill plc., Greenside House, 50 Station Road, Wood Green, London, N22 7TP, United Kingdom	United Kingdom
John Gillen (Director)	Partner, Gillen and Johnson, P.A., Certified Public Accountants	Gillen and Johnson, P.A., 182 West High St, PO Box 477, Somerville, NJ 08876